SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Antero Resources Corporation
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

03674X106
(CUSIP Number)

October 10, 2018
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03674X106	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS SailingStone Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,443,863
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,443,863
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,443,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.23%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 03674X106	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS SailingStone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,443,863
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,443,863
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,443,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.23%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 03674X106	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS MacKenzie B. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,443,863
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,443,863
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,443,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.23%
12	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 03674X106	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Kenneth L. Settles Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,443,863
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,443,863
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,443,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.23%
12	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 03674X106	13G	Page 6 of 10 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Antero Resources Corporation (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 1615 Wynkoop Street, Denver, Colorado 80202.

Item 2(a).	NAME OF PERSON FILING:

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i) SailingStone Capital Partners LLC One California Street, 30th Floor San Francisco, CA 94111 Citizenship: Delaware

(ii) SailingStone Holdings LLC One California Street, 30th Floor San Francisco, CA 94111 Citizenship: Delaware

(iii) MacKenzie B. Davis One California Street, 30th Floor San Francisco, CA 94111 Citizenship: United States

(iv) Kenneth L. Settles Jr. One California Street, 30th Floor San Francisco, CA 94111 Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

03674X106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act,

CUSIP No. 03674X106	13G	Page 7 of 10 Pages

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☒	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:__________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on the 317,086,304 shares of Common Stock outstanding as of July 27, 2018, as reported in the Issuer's Quarterly Report for the quarterly period ended June 30, 2018 on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2018.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 03674X106	13G	Page 8 of 10 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03674X106	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 10, 2018

SailingStone Capital Partners LLC

By:	/s/ Kathlyne Kiaie
Name:	Kathlyne Kiaie
Title:	Chief Compliance Officer

SailingStone Holdings LLC

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis
Title:	Managing Member

MacKenzie B. Davis

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis

Kenneth L. Settles Jr.

By:	/s/ Kenneth L. Settles Jr.
Name:	Kenneth L. Settles Jr.

CUSIP No. 03674X106	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: October 10, 2018

SailingStone Capital Partners LLC

By:	/s/ Kathlyne Kiaie
Name:	Kathlyne Kiaie
Title:	Chief Compliance Officer

SailingStone Holdings LLC

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis
Title:	Managing Member

MacKenzie B. Davis

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis

Kenneth L. Settles Jr.

By:	/s/ Kenneth L. Settles Jr.
Name:	Kenneth L. Settles Jr.